Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 2 to Registration Statement on Form S-1 and related Prospectus of Onconova Therapeutics, Inc. for the registration of up to 8,650,000 Shares of its Common Stock Underlying the Pre-Funded Warrants, and up to 865,000 Shares of Series A Convertible Preferred Stock Underlying the Warrants, and to the incorporation by reference therein of our report dated March 29, 2017, with respect to the consolidated financial statements of Onconova Therapeutics, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

February 5, 2018